Exhibit L

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of the 18th day of JANUARY, 2012, by and between IVANHOE MINES LTD. (“Ivanhoe”) and RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“Rio Tinto”).

WHEREAS Ivanhoe and Rio Tinto are parties to a private placement agreement made as of October 18, 2006, as amended (the “Private Placement Agreement”);

AND WHEREAS the parties hereto desire to amend the Private Placement Agreement to give effect to the suspension of the shareholder rights plan adopted by the board of directors of Ivanhoe on April 5, 2010 as amended on April 21, 2010 (the “SRP”);

NOW THEREFORE, in consideration of the payment by each party to the other party of the sum of $1 (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties agree to amend the Private Placement Agreement as follows:

1.	Capitalized terms used, but not otherwise defined, herein have the meaning given to them in the Private Placement Agreement.

2.	Ivanhoe and Rio Tinto agree that, effective from and after January 19, 2012 until the termination of the SRP, Rio Tinto and its Affiliates shall be entitled to acquire, directly or indirectly, Ivanhoe Shares and Ivanhoe Convertible Securities from any person including, for greater certainty, Ivanhoe.

3.	Ivanhoe covenants and agrees to (i) place before the holders of Ivanhoe Shares at the next meeting of holders of Ivanhoe Shares (the “Ivanhoe Meeting”) a resolution (requiring the approval of a majority of the votes cast at the Ivanhoe Meeting by holders of Ivanhoe Shares) to terminate the SRP (the “Termination Resolution”) and (ii) prepare and mail to holders of Ivanhoe Shares a management proxy circular in which the Ivanhoe board of directors will make a written recommendation to holders of Ivanhoe Shares to vote their Ivanhoe Shares at the Ivanhoe Meeting in favour of the Termination Resolution.

4.	Rio Tinto covenants and agrees to vote all Ivanhoe Shares over which it has beneficial ownership, control or direction, whether direct or indirect, at the Ivanhoe Meeting in favour of the Termination Resolution.

5.	Ivanhoe acknowledges that the foregoing entitlement is a RT Arrangement as defined in the Amended and Restated Shareholder Rights Plan Agreement dated as of April 21, 2010 between Ivanhoe and CIBC Mellon Trust Company as rights agent.

6.	All other terms of the Private Placement Agreement shall remain unamended and in full force and effect.

7.	This amending agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

8.	This amending agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page by any party by electronic or facsimile transmission will be as effective as delivery of a manually executed copy of this amending agreement by such party.

[INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties have executed this amending agreement as of the date first written above.

IVANHOE MINES LTD.

By:
Title:

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:
Title: